SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

(Amendment No. __)*

Energroup Holdings Corporation
(Name of Issuer)

Common Stock, $0.001 per share
(Title of Class of Securities)

29266A 204
(CUSIP Number)

December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP NO. 29266A 204	Page 2 of 5

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Barry M. Kitt
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,045,454 shares of Common Stock
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,045,454 shares of Common Stock
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,045,454 shares of Common Stock
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.7% (See Item 4)
12		TYPE OF REPORTING PERSON IN

SCHEDULE 13G
CUSIP NO. 29266A 204	Page 3 of 5

Item 1(a).	Name of Issuer:

Energroup Holdings Corporation (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

12890 Hilltop Road

Argyle, TX 76226

Items 2(a),

(b) and (c).	Name of Persons Filing, Address of Principal Business Office and

Citizenship:

This Schedule 13G is being filed on behalf of Barry M. Kitt (the “Reporting Person”).

The principal business office of the Reporting Person is 4965 Preston Park Blvd., Suite 240, Plano, TX 75093. For citizenship, see Item 4 of each cover page.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share (the “Common Stock”)

Item 2(e).	CUSIP Number:

29266A 204

Item 3.	Not applicable
Item 4.	Ownership.

(a)	Amount beneficially owned:

2,045,454 shares of Common Stock*

(b)	Percent of class:

Based on 21,136,391 shares of Common Stock of the Issuer outstanding as of December 31, 2007, the Reporting Person holds approximately 9.7%* of the issued and outstanding Common Stock of the Issuer.

(c)	Number of shares to which such person has:

(i)	Sole power to vote or direct the vote: 2,045,454 shares of Common Stock*

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 2,045,454 shares of Common Stock*

SCHEDULE 13G
CUSIP NO. 29266A 204	Page 4 of 5

(iv)	Shared power to dispose of or direct the disposition of: 0

* The Reporting Person exercises investment discretion and control over the shares of common stock of the Issuer held by The Pinnacle Fund, L.P., a Texas limited partnership (“Pinnacle”) and Pinnacle China Fund, L.P., a Texas limited partnership (“Pinnacle China”). Pinnacle Advisers, L.P. (“Advisers”) is the general partner of Pinnacle. Pinnacle Fund Management, LLC (“Management”) is the general partner of Advisers. Mr. Kitt is the sole member of Management. Pinnacle China Advisers, L.P. (“China Advisers”) is the general partner of Pinnacle China. Pinnacle China Management, LLC (“China Management”) is the general partner of China Advisers. Kitt China Management, LLC (“China Manager”) is the manager of China Management. Mr. Kitt is the manager of China Manager. As of December 31, 2007, Pinnacle and Pinnacle China were the beneficial owners of 2,045,454 shares of Common Stock. Mr. Kitt may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by Pinnacle and Pinnacle China. Mr. Kitt expressly disclaims beneficial ownership of all shares of Common Stock beneficially owned by Pinnacle and Pinnacle China.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the

Security Being Reported By the Parent Holding Company.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of a Group.

Not applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SCHEDULE 13G
CUSIP NO. 29266A 204	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	January 7, 2008

/s/ Barry M. Kitt
Barry M. Kitt